Exhibit (a)(5)(I)
Contact:
Karen Haus
Market Street Partners
for Actuate
650.645.3555
IR@actuate.com

Actuate Corporation Updates Terms of $60 Million
Tender Offer

San Mateo, California, December 4, 2008— Actuate Corporation (NASDAQ: ACTU), the leader in delivering Rich Internet Applications Without Limits™, announced that it is amending its previously announced tender offer to repurchase a maximum of $60 million worth of its common stock for cash. Actuate is now offering to repurchase its shares at a price per share not less than $3.00 and not greater than $3.50. Previously, the company was offering to repurchase its shares at a price per share not less than $2.20 and not greater than $2.60. The tender offer is now scheduled to expire at 12:00 midnight New York City time on December 18, 2008 instead of December 8, 2008, unless further extended by the company.
Actuate is amending the tender offer in response to investor feedback, and due to the company’s receipt of an unsolicited proposal from a third party to purchase all of Actuate Corporation’s outstanding common stock for $3.50 per share in cash. The non-binding proposal is subject to certain conditions, including negotiation of a definitive agreement, regulatory approval and the third party’s satisfactory completion of its diligence review of the Company’s financial results and business operations. The Board of Directors of Actuate has reviewed the proposal and determined that it is not in the best interests of Actuate’s stockholders.
“After careful review, Actuate’s Board of Directors decided that the unsolicited proposal is not in the best interests of all of our shareholders,” said Pete Cittadini, president and CEO of Actuate. “Actuate’s Board of Directors continues to believe that proceeding with a formal tender offer, and doing so at the adjusted price, is the right way to address the interests of all shareholders by presenting near-term liquidity to those who desire it, while simultaneously providing long-term value for our continuing shareholders.”

Actuate is still conducting the tender offer through a procedure commonly referred to as a “modified Dutch auction”. This procedure allows a shareholder to select the price within (and including) the new per share price range (not less than $3.00 and not greater than $3.50) at which the shareholder is willing to sell shares to Actuate. Alternatively, this procedure allows a shareholder to sell all or a portion of their shares to Actuate at the purchase price to be determined by Actuate in accordance with the terms of the tender offer. Choosing the latter alternative could result in receipt of a price per share as low as $3.00.
If you have already tendered your shares, your current tender is no longer valid. If you wish to re-tender such shares in accordance with the amended and supplemented terms and conditions, including the new per share price range, you must submit a new tender of your shares in accordance with the instructions described in Section 3 of the Offer to Purchase, as amended and supplemented, prior to the Expiration Date.
If you do not take any action regarding shares you have already tendered, your shares will not be accepted and will be returned to you.
This press release is for informational purposes only, and is not an offer to purchase or the solicitation of an offer to sell any shares of Actuate Corporation common stock. The solicitation of offers to purchase shares of Actuate Corporation common stock will be made only pursuant to the tender offer documents, including the Second Supplement to the Offer to Purchase and the related Second Amended Letter of Transmittal that Actuate intends to distribute to holders of its common stock and file with the Securities and Exchange Commission (“SEC”).
HOLDERS OF COMMON STOCK ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE SUPPLEMENT TO THE OFFER TO PURCHASE, THE SECOND SUPPLEMENT TO THE OFFER TO PURCHASE, THE SECOND AMENDED LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE TENDER OFFER AS AMENDED AND SUPPLEMENTED.
Holders of common stock will be able to obtain these documents as they become available free of charge at the SEC’s website at www.sec.gov, or at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information about the public reference room. In addition, holders of common stock may also request copies of the Tender Offer Statement and any amendments thereto, the Offer to Purchase, the Supplement to the

Offer to Purchase, the Second Supplement to the Offer to Purchase, the related Second Amended Letter of Transmittal and other filed tender offer documents free of charge by contacting D.F. King & Co., Inc., the Information Agent, by telephone at (800) 676-7437 (toll-free), or in writing to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005, Attention: Thomas A. Long.
Actuate Corporation
Actuate Corporation is dedicated to increasing the richness, interactivity and effectiveness of enterprise data, for everyone, everywhere. Actuate delivers the next generation RIA-ready information platform for both customer and employee-facing applications. The Actuate platform boasts unmatched scalability, high-performance, reliability and security. Its proven RIA capabilities and highly collaborative development architecture are backed by the world’s largest open source information application developer community, grounded in BIRT, the Eclipse Foundation’s only top level Business Intelligence and reporting project.
Global 9000 organizations use Actuate to roll out RIA-enabled customer loyalty and Performance Management applications that improve customer satisfaction and employee productivity. The company has over 4,200 customers globally in a diverse range of business areas including financial services and the public sector, many of which have a long history of deploying Actuate-based solutions for dozens, or even hundreds of their mission-critical applications.
Founded in 1993, Actuate has headquarters in San Mateo, California, with offices worldwide. Actuate is listed on NASDAQ under the symbol ACTU. For more information on Actuate, visit the company’s web site at www.actuate.com.
Forward-Looking Statements
This press release contains forward-looking statements, including, among others, statements regarding Actuate’s proposed stock tender offer, the price range within which it will repurchase such shares and the expected expiration date of the offer. Actual results may differ materially from those expressed in the forward-looking statements due to a number of factors, including delays in effecting the tender, a significant decline in the price of Actuate’s common stock, unanticipated events, cash requirements and prolonged adverse conditions in the U.S. economy and Actuate’s industry. More information about potential factors that could affect Actuate is included in our filings with the SEC.
Copyright ®2008 Actuate Corporation. All rights reserved. Actuate and the Actuate logo are registered trademarks of Actuate Corporation and/or its affiliates in the U.S. and certain other countries. All other brands, names or trademarks mentioned may be trademarks of their respective owners.